SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

Schedule 13D

Under the Securities Exchange Act of 1934

(Amendment No.     )*

ALBERTO-CULVER COMPANY

(Name of Issuer)

COMMON STOCK, $0.01 PAR VALUE PER SHARE

(Title of Class of Securities)

013078100

(CUSIP Number)

Marshall E. Eisenberg
Neal, Gerber & Eisenberg LLP	Carol L. Bernick
Two North LaSalle Street, Suite 2200	2525 Armitage Avenue
Chicago, Illinois 60602	Melrose Park, IL 60160
(312) 269-8000	(708) 450-3051

(Name, Address and Telephone Number of Person Authorized to Receive Notices and Communications)

November 16, 2006

(Date of Event which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of Sections 240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box.  ☐

Note:  Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See Section 240.13d-7 for other parties to whom copies are to be sent.

*	The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP NO. 013078100	13D	Page 2 of 7 Pages

1	Name of Reporting Person I.R.S. Identification No. of above person

Carol L. Bernick
2	Check the Appropriate Box if a Member of a Group*
(a) ☐
(b) ☒
3	Sec Use Only

4	Source of Funds*

Not applicable
5	Check if Disclosure of Legal Proceedings is Required Pursuant to Items 2(d) Or 2(e)	☐

6	Citizenship or Place of Organization

U.S. Citizen

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7 Sole Voting Power

5,392,291
8 Shared Voting Power

8,064,997
9 Sole Dispositive Power

11,154,821
10 Shared Dispositive Power

2,302,467

11	Aggregate Amount Beneficially Owned by Each Reporting Person

13,457,288
12	Check Box if the Aggregate Amount in Row (11) Excludes Certain Shares*	☒

Excluded are 638,004 shares owned by Bernick’s spouse; Bernick disclaims beneficial ownership of such shares.
13	Percent of Class Represented by Amount in Row (11).

14.26%
14	Type of Reporting Person*

IN

*	SEE INSTRUCTIONS

CUSIP NO. 013078100	13D	Page 3 of 7 Pages

Item 1.	Security and Issuer.

	Title of Class of Securities:		Common Stock, $0.01 par value per share (“shares” or “Common Stock”).

	Name and Address of Issuer:		Alberto-Culver Company (the “Company”) 2525 Armitage Avenue Melrose Park, IL 60160

Item 2.	Identity and Background.

	(a)	Name of Person Filing:	Carol L. Bernick (“Bernick”)

	(b)	Address:	c/o Alberto-Culver Company 2525 Armitage Avenue Melrose Park, IL 60160

	(c)	Principal Business:	Bernick, an individual, is a Director and Chairman of the Company.

	(d)	Prior Criminal Convictions:	None

	(e)	Prior Civil Proceedings with Respect to Federal or State Securities Laws:	None

	(f)	Citizenship/Organization:	U.S. Citizen

Item 3.	Source and Amount of Funds or Other Consideration.

Not applicable.

Item 4.	Purpose of Transaction.

(a) As previously reported, the company known as Alberto-Culver Company until November 16, 2006 (“Old Alberto Culver”) entered into an investment agreement (the “Investment Agreement”), dated as of June 19, 2006, as amended, with CDRS Acquisition LLC (“Investor”), New Aristotle Company, Sally Beauty Holdings, Inc. (formerly known as New Sally Holdings, Inc., “SBH”) and Sally Holdings, Inc. (“Sally Holdings”).

The Investment Agreement and related agreements provide for the separation of Old Alberto Culver into two publicly-traded companies: New Aristotle Holdings, Inc. subsequently renamed Alberto-Culver Company (“New Alberto Culver”) which owns and operates Old Alberto Culver’s consumer products business, and SBH, which owns and operates the Old Alberto Culver’s Sally/BSG Distribution business.

On November 16, 2006 (the “Closing Date”), the parties completed the separation contemplated by the Investment Agreement and related agreements. In the separation, a subsidiary of SBH merged with and into Old Alberto Culver and each share of common stock was converted into a share of common stock of SBH, which shares following completion of the transactions (the “Transactions”) represented approximately 52.45% of the capital stock of SBH on a fully diluted basis; Old Alberto Culver was converted into a limited liability company and contributed to New Alberto-Culver; SBH issued shares of Class A common stock to Investor and

CUSIP NO. 013078100	13D	Page 4 of 7 Pages

its affiliate, CD&R Parallel Fund VII, L.P. (the “CDR Parallel Fund”) for $575 million, Class A common stock converted into common stock of SBH on November 17, 2006 which in the aggregate represent approximately 47.55% of the capital stock of SBH on a fully diluted basis; Sally Holdings incurred approximately $1.85 billion of debt; SBH effected a $25.00 per share special cash dividend to holders of record of its common stock as of November 16, 2006; and SBH effected a dividend of one share of common stock of New Alberto-Culver for each share of common stock of SBH held of record as of November 16, 2006.

In accordance with the Investment Agreement, on the Closing Date, SBH, the Investor and the CDR Parallel Fund entered into a Stockholders Agreement with Bernick, her parents, Leonard H. Lavin and Bernice E. Lavin, certain trusts (the “Family Trusts”) which are for the benefit of Leonard H. Lavin and Bernice E. Lavin and their descendants, including Bernick (the “Family Members”), and a partnership whose partners are certain Family Trusts and other trusts for the benefit of certain Family Members (the “Family Partnership”) (Bernick, Leonard H. Lavin, Bernice E. Lavin, the Family Trusts and the Family Partnership are sometimes collectively referred to herein as the “Family Stockholders”), pursuant to which, among other things, the Family Stockholders will have certain registration rights with respect to their SBH common stock.

In connection with the Transactions, Bernick’s options to purchase common stock in Old Alberto-Culver were replaced by options to purchase Company Common Stock.

(b)-(j) See Item 4(a) above.

Item 5.	Interest in Securities of the Issuer.

(a)	(i	)	Amount of shares of Common Stock Beneficially Owned: 13,457,288 shares total: 5,410,098 shares held as trustee or co-trustee of the Family Trusts; 139,100 shares held by the Howard and Carol Bernick Family Foundation, a charitable private foundation of which Bernick is President and a Director (the “Bernick Family Foundation”); 1,013,067 shares held by the Lavin Family Foundation, a charitable private foundation of which Bernick is Vice President and a Director (“Lavin Family Foundation”); 5,762,530 shares held by the Family Partnership; 13,050 shares held as a participant in the Alberto-Culver Employees’ Profit Sharing Plan; and options exercisable within 60 days to purchase 1,119,443 shares held directly.

	(ii	)	Percentage of shares of Common Stock Beneficially Owned: 14.26% total: 5.80% as trustee or co-trustee of the Family Trusts; .15% as a Director and the President of the Bernick Family Foundation; 1.09% as a Director and Vice President of the Lavin Family Foundation; 6.18% as trustee of a Family Trust which is the general partner and a limited partner of the Family Partnership; and .014% as a participant in the Alberto-Culver Employees’ Profit Sharing Plan (based upon 93,232,804 shares outstanding as of October 3, 2006 as reported in Old Alberto Culver’s Proxy Statement dated October 13, 2006).

(b)	Number of shares as to which Bernick has:
	(i	)	Sole power to vote:	5,392,2911/
	(ii	)	Shared power to vote:	8,064,9972/
	(iii	)	Sole power to dispose:	11,154,8213/
	(iv	)	Shared power to dispose:	2,302,4674/

CUSIP NO. 013078100	13D	Page 5 of 7 Pages

1/	The 5,392,291 shares of Common Stock held by Bernick and reflected as sole power to vote include 4,259,798 shares held as trustee or co-trustee of the Family Trusts; 13,050 shares of Common Stock held as a participant in the Alberto-Culver Employees’ Profit Sharing Plan; and options exercisable to purchase 1,119,443 shares held directly.

2/	The 8,064,997 shares of Common Stock held by Bernick and reflected as shared power to vote include 1,150,300 shares of Common Stock held as co-trustee of Family Trusts; 1,013,067 shares of Common Stock held by the Lavin Family Foundation; 139,100 shares of Common Stock held by the Bernick Family Foundation; and 5,762,530 shares of Common Stock held by the Family Partnership.

3/	The 11,154,821 shares of Common Stock held by Bernick and reflected as sole power to dispose include 4,259,798 shares held as trustee or co-trustee of the Family Trusts; 13,050 shares of Common Stock held as a participant in the Alberto-Culver Employees’ Profit Sharing Plan; 5,762,530 shares of Common Stock held by the Family Partnership; and options exercisable to purchase 1,119,443 shares held directly.

4/	The 2,302,467 shares of Common Stock held by Bernick and reflected as shared power to dispose include 1,150,300 shares of Common Stock held as co-trustee of Family Trusts; 1,013,067 shares of Common Stock held by the Lavin Family Foundation; and 139,100 shares of Common Stock held by the Bernick Family Foundation.

Bernick shares the power to vote and to dispose of 150,300 shares of Common Stock held by a Family Trust with Bernice E. Lavin. Bernick shares the power to vote and dispose of 500,000 shares of a Family Trust with Leonard H. Lavin. Bernick shares the power to vote and to dispose of 500,000 shares of Common Stock held by a Family Trust and the 1,013,067 shares held by the Lavin Family Foundation with Leonard H. Lavin and Bernice E. Lavin. Bernick shares the power to vote the 5,762,530 shares held by the Family Partnership with Leonard H. Lavin and Bernice E. Lavin. Bernick shares the power to vote and dispose of 139,100 shares held by the Bernick Family Foundation with Howard B. Bernick, Peter Bernick, Elizabeth Bernick, and Craig Bernick. Certain information regarding Mr. Lavin, Mrs. Lavin, Howard B. Bernick, Peter Bernick, Elizabeth Bernick and Craig Bernick is presented below:

(i ) Name of Person:	(1)		Leonard H. Lavin
	(2)		Bernice E. Lavin
	(3)		Howard B. Bernick
	(4)		Peter Bernick
	(5)		Elizabeth Bernick
	(6)		Craig Bernick

(ii ) Address:	(1	)-(6)	2525 Armitage Avenue Melrose Park, Illinois 60160

CUSIP NO. 013078100	13D	Page 6 of 7 Pages

(iii ) Principal Business:	(1)	Leonard H. Lavin, an individual, is a Director and the Chairman Emeritus of the Company
	(2)	Bernice E. Lavin, an individual, is retired
	(3)	Howard B. Bernick, an individual, was a Director and the President and Chief Executive Officer of old Alberto-Culver until November 16, 2006
	(4)	Peter Bernick, an individual, is Managing Director of Bascule Capital Management, LLC, an investment firm
	(5)	Elizabeth Bernick, an individual, is a student
	(6)	Craig Bernick, an individual, is Managing Director of Glen Hill Investment Group LLC, an investment firm

(iv ) Prior Criminal Convictions:	None

(v ) Prior Civil Proceedings with Respect to Federal or State Securities Laws:	None

(vi ) Citizenship/Organization:	U.S. Citizen

The number of shares of Common Stock beneficially owned by Bernick excludes 638,004 shares owned by Bernick’s spouse. Bernick disclaims beneficial ownership of such shares.

(c) Except as set forth above, during the last 60 days, no transactions in the Common Stock were effected by Bernick.

(d) None.

(e) Not applicable.

Item 6.	Contracts, Arrangements, Understandings or Relationships with Respect to Securities of the Issuer.

Except for the matters described in Items 4 and 5 herein, Bernick does not have any contract, arrangement, understanding or relationship with any person with respect to the securities of the Issuer.

Item 7. Material to be Filed as Exhibits.

None.

CUSIP NO. 013078100	13D	Page 7 of 7 Pages

Signature

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Date: November 27, 2006

Signature:	/s/ Carol L. Bernick
Name/Title:	Carol L. Bernick, individually; as trustee or co- trustee of various trusts; and as an officer of two foundations.